BANKERS TRUST CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer
Principal
Telephone: (212) 250-4599


                                       February 12, 1999


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Calenergy Company, Inc.


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                        Sincerely,



                                       Damian P. Reitemeyer

Enclosures



           SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13G

         Under the Securities Exchange Act of 1934
                   (Amendment No.  )*

                 Calenergy Company, Inc.
          _______________________________________
                      NAME OF ISSUER:
              Common Stock (Par Value $.0675)
          _______________________________________
               TITLE OF CLASS OF SECURITIES
                         129466108
          _______________________________________
                       CUSIP NUMBER

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
     1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

             (Continued on following page(s))

                     Page 1 of 10 Pages
CUSIP No. 129466108                     Page 2 of 10 Pages

1.NAME OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Bankers Trust Corporation; its wholly-owned subsidiary Bankers Trust Company; its indirect wholly-owned subsidiaries, BT Alex.Brown
     Incorporated (BT Alex.Brown) and BT Australia Limited;
     and its indirect 50 percent owned affiliate Alex.
     Brown Investment Management. 13-6180473


2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)   [ ]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION


     Bankers Trust Corporation and Bankers Trust Company are New York Corporations. BT Alex.Brown is a
     Delaware Corporation. BT Australia Limited is an
     Australian Corporation. Alex. Brown Investment
     Management is a Maryland Limited Partnership.






CUSIP No. 129466108                    Page 3 of 10 Pages

NUMBER OF     5. SOLE VOTING POWER
  SHARES
                   Bankers Trust Company    174,119 shares
                   BT Alex.Brown              2,300 shares
                   Alex.Brown Investment
                     Management             764,000 shares
                   BT Australia Limited   1,263,481 shares
                                          2,203,900 shares
BENEFICIALLY  6. SHARED VOTING POWER
 OWNED BY
                   Bankers Trust Company        200 shares
                   BT Alex.Brown                  0 shares
                   Alex.Brown Investment
                     Management                   0 shares
                   BT Australia Limited           0 shares
                                                200 shares
EACH         7. SOLE DISPOSITIVE POWER
REPORTING
                   Bankers Trust Company    343,419 shares
                   BT Alex.Brown              2,300 shares
                   Alex.Brown Investment
                     Management           2,585,250 shares
                   BT Australia Limited   1,263,481 shares
                                          4,194,450 shares
PERSON      8. SHARED DISPOSITIVE POWER
   WITH
                   Bankers Trust Company        200 shares
                   BT Alex.Brown                  0 shares
                   Alex.Brown Investment
                     Management                   0 shares
                   BT Australia Limited           0 shares
                                                200 shares

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

                   Bankers Trust Company    343,619 shares
                   BT Alex.Brown              2,300 shares
                   Alex.Brown Investment
                     Management           2,585,250 shares
                   BT Australia Limited   1,263,481 shares
                                          4,194,650 shares

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
CERTAIN SHARES *
                    []


CUSIP No. 129466108                  Page 4 of 10 Pages


11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   Bankers Trust Company       0.57%
                   BT Alex.Brown               0.00%
                   Alex.Brown Investment
                     Management                4.34%
                   BT Australia Limited        2.12%
                                               7.03%
12.TYPE OF REPORTING PERSON *

     Bankers Trust Corporation - HC
     Bankers Trust Company - BK
     BT Alex.Brown - BD
     BT Australia Limited. - CO
     Alex.Brown Investment Management-IA, PN

CUSIP No. 129466108                  Page 5 of 10 Pages

Item 1(a)    NAME OF ISSUER:

             Calenergy Company, Inc.

Item 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             302 South 36th Street
             Suite 400
             Omaha, NE  68131-3845

Item 2(a)    NAME OF PERSON FILING:

               Bankers Trust Corporation; its wholly-owned subsidiary, Bankers Trust Company; its indirect susidiaries; BT Australia Limited and BT Alex.Brown; and its indirect 50 percent owned affiliate Alex.Brown
               Investment Management.

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             For Bankers Trust Corporation, Bankers Trust
             Company and BT Alex.Brown

             130 Liberty Street
             New York, New York  10006

             For BT Australia

             Level 15
             The Chifley Tower
             2 Chifley Square,
             Sydney, NSW 2000 Australia

             For Alex.Brown Investment Management

             One South Street
             Baltimore, Maryland 21202

Item 2(c)    CITIZENSHIP:

             Bankers Trust Corporation and Bankers Trust
             Company are New York Corporations. BT
             Alex.Brown is a Delaware Corporation.
             BT Australia Limited is an Australia company doing business in Australia.

             Alex.Brown Investment Management is a
             Maryland limited partnership with its
             principal business office located in
             Maryland.

CUSIP No. 129466108                  Page 6 of 10 Pages


Item 2(d)    TITLE OF CLASS OF SECURITIES:

             This statement relates to the Companys Common
             Stock $.0675 par value per share.

Item 2(e)    CUSIP NUMBER:

             129466108

Item 3       THE PERSON FILING IS A:

          For Bankers Trust Corporation

     (g)  [X] Parent Holding Company, in accordance with
          Section 240.13d-1(b)(ii)(G)

          For Bankers Trust Company

     (b)  [X] Bank as defined in section 3(a)(6) of the Act.

          For BT Alex.Brown

     (a)  [X] Broker or dealer registered under Section 15
          15 of the Act.

          BT Australia Limited is a corporation
          permitted to report on Schedule 13G in accordance with Securities and Exchange Commission no-action letter to Bankers Trust New York Corporation dated
          May 15, 1990 (avail. May 15, 1990).

          For Alex.Brown Investment Management

     (e)  [X] Investment Advisor registered under Section
          203 of the Investment Advisors Act of 1940

Item 4       OWNERSHIP:

          (a)  Amount Beneficially Owned:

                   Bankers Trust Company    343,619 shares
                   BT Alex.Brown              2,300 shares
                   Alex.Brown Investment
                     Management           2,585,250 shares
                   BT Australia Limited   1,263,481 shares
                                          4,194,650 shares




CUSIP No. 129466108                     Page 7 of 10 Pages

          (b)  Percent of Class :
                   Bankers Trust Company       0.57%
                   BT Alex.Brown               0.00%
                   Alex.Brown Investment
                     Management                4.34%
                   BT Australia Limited        2.12%
                                               7.03%


          (c)  Number of shares as to which the following have:

           (i)  sole power to vote or to direct the vote -
                   Bankers Trust Company    174,119 shares
                   BT Alex.Brown              2,300 shares
                   Alex.Brown Investment
                     Management             764,000 shares
                   BT Australia Limited   1,263,481 shares
                                          2,203,900 shares


           (ii)  shared power to vote or to direct the vote -
                   Bankers Trust Company        200 shares
                   BT Alex.Brown                  0 shares
                   Alex.Brown Investment
                     Management                   0 shares
                   BT Australia Limited           0 shares
                                                200 shares

          (iii) sole power to dispose or to direct the
                  disposition of -
                   Bankers Trust Company    343,419 shares
                   BT Alex.Brown              2,300 shares
                   Alex.Brown Investment
                     Management           2,585,250 shares
                   BT Australia Limited   1,263,481 shares
                                          4,194,450 shares








CUSIP No. 129466108                     Page 8 of 10 Pages

(iv)           shared power to dispose or to direct
                  the disposition of -
                   Bankers Trust Company        200 shares
                   BT Alex.Brown                  0 shares
                   Alex.Brown Investment
                     Management                   0 shares
                   BT Australia Limited           0 shares
                                                200 shares

Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             Not applicable.

Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
             OF ANOTHER PERSON:

             Not applicable.

Item 7       IDENTIFICATION AND CLASSIFICATION OF THE
             SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
             REPORTED ON BY THE PARENT HOLDING COMPANY:

             See Exhibits A, B, C and D.

Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS
             OF THE GROUP:

             Not applicable.

Item 9       NOTICE OF DISSOLUTION OF GROUP:
             Not applicable.





CUSIP No. 129466108                     Page 9 of 10 Pages

Item 10      CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1998

Signature:  Bankers Trust Corporation


By:   /s/        James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary


Signature:  Bankers Trust Company


By:   /s/        James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary

Signature:  BT Alex.Brown

By:   /s/        James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary


CUSIP No. 129466108                     Page 10 of 10 Pages



Signature:  BT Australia Limited


By:   /s/        Cameron Ross Paterson
Name:            Cameron Ross Paterson

Title:           Secretary



Signature: Alex.Brown Investment Management

By:  /s/          J. Dorsey Brown, III
Name:             J. Dorsey Brown, III

Title:    Chief Executive Officer






























                         EXHIBIT A

The chain of ownership from Bankers Trust Corporation to Bankers Trust Company:

                 Bankers Trust Corporation
                              |
                             100%

                              |
                              |
                    Bankers Trust Company

                         EXHIBIT B

      The chain of ownership from Bankers Trust Corporation to BT Alex. Brown is shown below:

                 Bankers Trust Corporation
                              |
                              |
                            100%
                              |
                              |
              BT   Alex.Brown Holdings Incorporated
                               |
                               |
                              100%
                               |
                               |
                       BT Alex. Brown Incorporated


                         Exhibit C

      The chain of ownership from Bankers Trust Corporation to Alex.Brown Investment Management is shown below:

                 Bankers Trust Corporation
                              |
                              |
                             100%
                              |
                              |
                BT Alex.Brown Holdings Incorporated
                              |
     _________________________|________________
     |                                           |
     |                                           |
     |                                           |
     |                                           |
     |                                           |
     |                                           |
     |                                           |
      49%                                    100%
     |                                           |
     |                                           |
Alex.Brown Investment Management       BT Alex.Brown Incorporated
       (limited partnership)
                                                 |
                                                 |

                                                 1%
                                                 |
                                                 |
                                   Alex.Brown Investment Management
                                        (limited partnership)






















                         EXHIBIT D

The chain of ownership from Bankers Trust New York
Corporation to BT Australia Limited  is shown below:


            Bankers Trust New York Corporation

                             |
                           100%
                             |

                      Bankers Trust Company
                             |
                            100%
                             |

              Bankers International Corporation

                             |
                            100%
                             |

                B.T. International (Delaware), Inc.

                             |
                            100%
                             |

             BT Foreign Investment Corporation

                             |
                            100%
                             |

            BT Investments (Australia) Limited

                             |
                           100%
                             |

              Bankers Trust Australia Limited

                             |
                           100%
                             |

                   BT Australia Limited